

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 29, 2016

Mr. Philip J. Angelastro
Chief Financial Officer
Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022

> **Re:** **Omnicom Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 9, 2016**
> **File No. 001-10551**

Dear Mr. Angelastro:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Consolidated Statements of Income, page F-5

1. Please revise your income statement presentation to fully comply with the line item requirements of Rule 5-03 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding the comment on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor at (202) 551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications